ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 9, 2013

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN

Profile		ETN Ticker: RWXL
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	– Monthly compounded 2x leveraged exposure
Underlying Index	Dow Jones Global ex-U.S. Select Real Estate Securities Index	to the Dow Jones Global ex-U.S. Select Real Estate Securities Index, less fees
Leverage	2x	– Significant income potential in the form of a
Current Yield (annualized)[2]	3.88%	variable monthly coupon linked to two times
Initial trade date	3/20/2012	the cash distributions, if any, on the index
Maturity date	3/19/2042	constituents, less any withholding taxes
Annual Tracking Rate	0.60% Accrued on a daily basis	– Global diversification resulting from the
Primary exchange	NYSE Arca	Index’s international real estate securities
CUSIP	90268A667

About the ETN

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN (Ticker: RWXL) (“RWXL” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the Dow Jones Global ex-U.S. Select Real Estate Securities Index (the “Index”), reduced by the accrued fees. While the Index constituents are all non-US real estate securities, RWXL is listed on the NYSE Arca exchange, is denominated in USD, and pays a USD-denominated variable monthly coupon linked to two times the cash distributions, if any, on the Index constituents, less any withholding taxes. Each Index constituent’s closing price and cash distributions denominated in non-USD are converted to USD using the official WM/Reuters currency rates calculated at or around 4:00 p.m. UK time.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The Index is a float-adjusted, market capitalization-weighted index designed to measure the performance of publicly traded international real estate securities. The Index represents international equity real estate investment trusts and real estate operating companies, excluding those in the United States. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index; rather, any cash distributions on the Index constituents, less any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN). The Index is comprised of over 100 Index constituents based in over 20 countries. The Index was created on March 21, 2006 and has no performance history prior to that date.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN

Historical Index Returns
	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Dow Jones Global ex-U.S. Select Real Estate Securities TR Index	-3.49%	5.45%	3.22%	7.29%	30.78%	149.85%
S&P 500 Index Total Return	1.03%	8.41%	11.17%	28.97%	55.70%	127.38%
Dow Jones U.S.Select Real Estate Securities Index SM	-4.25%	1.46%	-6.05%	3.62%	31.60%	141.94%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of December 6, 2013 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of December 6, 2013. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Constituents
Top 10 Index Constituents
Name	% Weight
Mitsui Fudosan Co	6.42
Unibail - Rodamco	6.01
Westfield Group	5.81
Brookfield Asset Management Inc	5.10
Link REIT	3.04
Land Securities Group PLC	2.83
British Land Co	2.36
Westfield Retail Trust	2.32
Hong Kong Land Hldgs Ltd	2.10
Goodman Group	1.91
Source: Standard & Poor’s, as of September 1, 2013.

Benefits of Investing

–	Monthly compounded 2x leveraged exposure to the Dow Jones Global ex-U.S. Select Real Estate Securities Index, less fees.
–	Monthly income potential in the form of a variable coupon linked to two times the cash distributions, if any, on the Index constituents, less any withholding taxes. If the Index constituents do not make any distributions, no coupon will be paid.
–	Geographically diversified investment in over 100 international real estate securities from over 20 countries.
–	Convenience of a single, USD-denominated, exchange-traded security and USD-denominated income.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” sections of the applicable product supplement and pricing supplement for the ETNs (collectively, the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed them in the ETRACS Prospectus.

–	You may lose some or all of your investment - The ETNs are exposed to two times any monthly decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.
–	Correlation and compounding risk - A number of factors may affect the ETN’s ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETN will achieve a high degree of correlation. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant negative monthly performances of your ETNs may not be offset by subsequent positive monthly performances of equal magnitude.
–	Leverage risk - The ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.
–	Market risk - The return on the ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index Constituent Securities or the markets generally.
–	Credit of Issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or call, or upon acceleration or upon early redemption, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or upon early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount for your ETNs is zero.
–	The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes, consequently reducing the Coupon Amount.
–	The Coupon Amount, Reference Distribution Amount and Stub Reference Distribution are subject to exchange rate risk.
–	The Index is concentrated in the global real estate industry, excluding the United States - The Index Constituent Securities are concentrated in the global real estate sector, excluding the United States, which means the Index, and, consequently, the ETNs, will be more affected by the performance of the global, non-U.S. real estate sector than an Index that was more diversified. Moreover, the Index is different than an Index that tracks U.S. real estate ETNs. Adverse economic, business, political or social developments affecting international real estate could have a major effect on the Index Closing Level, the Index Valuation Level and the return on the ETNs. Those factors include:
–	decreases in real estate values;
–	overbuilding;
–	increased competition;
–	other risks related to local or general economic conditions;
–	increases in operating costs and property taxes;
–	changes in zoning laws;
–	casualty or condemnation losses;
–	possible environmental liabilities;
–	regulatory limitations on rent; and
–	fluctuations in rental income.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN

–	Certain real estate securities have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities. Real estate securities are dependent upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of projects. Real estate securities are also subject to heavy cash flow dependency and defaults by borrowers.
–	The Index Constituent Securities are subject to foreign exchange rate risk.
–	A trading market for the ETNs may not develop - Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.
–	The ETNs may not provide a hedge against price and/or value decreases or increases - The ETNs may not provide a hedge against a decrease or increase in the price and/or value of any asset, sector or index.
–	Minimum redemption amount - You must elect to redeem at least 50,000 of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.
–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the Redemption Amount is determined on the Redemption Valuation Date.
–	Potential automatic acceleration - In the event the indicative value of the ETNs is equal to $5.00 or less on any Trading Day or decreases 60% in value from the closing indicative value of the ETNs on the previous Monthly Valuation Date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the applicable Measurement Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETN and may be zero if the price of the ETNs continues to decrease during trading on one or more Trading Days during such Measurement Period.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s Call Right - UBS may redeem all outstanding ETNs at any time on or after the date specified in the pricing supplement, as described in the ETRACS Prospectus.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN

Footnotes

1 The issuer credit rating as of November 30, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 “Current Yield (annualized)” equals the sum of the three most recent monthly coupons paid prior to December 31, 2013, multiplied by four (to annualize such coupons), divided by the closing price of the ETN on November 30, 2013, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the product supplement and pricing supplement for the ETRACS ETNs.

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the product supplement and applicable pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The “Dow Jones Global ex-U.S. Select Real Estate Securities IndexSM” is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use. “Dow Jones®”, “Dow Jones Global ex-U.S. Select Real Estate Securities IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”), have been licensed to CME, and have been sublicensed for use for certain purposes by UBS AG. The ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN is not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates. Dow Jones, CME and their respective affiliates make no representation or warranty, express or implied, to the owners of the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN or any member of the public regarding the advisability of trading in the Product(s). Dow Jones’, CME’s and their respective affiliates’ only relationship to the Licensee is the licensing of certain trademarks and trade names of Dow Jones and of the Dow Jones Global ex-U.S. Select Real Estate Securities Index which is determined, composed and calculated by CME without regard to UBS AG or the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN. Dow Jones and CME have no obligation to take the needs of UBS AG or the owners of the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN into consideration in determining, composing or calculating “Dow Jones Global ex-U.S. Select Real Estate Securities IndexSM”. Dow Jones, CME and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN to be sold or in the determination or calculation of the equation by which the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN are to be converted into cash. Dow Jones, CME and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN currently being issued by UBS AG, but which may be similar to and competitive with the ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Global ex-U.S. Select Real Estate Securities IndexSM. It is possible that this trading activity will affect the value of the Dow Jones Global ex-U.S. Select Real Estate Securities Index SM and ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN.

ETRACS Monthly Pay 2xLeveraged Dow Jones International Real Estate ETN

DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES GLOBAL EX-U.S. SELECT REAL ESTATE SECURITIES INDEX OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ETRACS MONTHLY PAY 2XLEVERAGED DOW JONES INTERNATIONAL REAL ESTATE ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES GLOBAL EX-U.S. SELECT REAL ESTATE SECURITIES INDEX OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES GLOBAL EX-U.S. SELECT REAL ESTATE SECURITIES INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND UBS AG, OTHER THAN THE LICENSORS OF CME.

© UBS 2013. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

For questions or additional information about ETRACS
Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
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